Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel D. Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57562V-0024-Letters August 28, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 15, 2012
File No. 001-33706

            We are counsel for and write on behalf of Uranium Energy Corp. (the "Company") in response to the Staff's recent letter of July 17, 2013 (the "Comment Letter") signed by Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining of the United States Securities and Exchange Commission (the "Commission"), with respect to the Company's Form 10-K for the fiscal year ended July 31, 2012 (the "Form 10-K") as filed with the Commission on October 15, 2012.

            On behalf of the Company we provide below the Company's responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that the paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter.

Commission Comment:

"Form 10-K for the Fiscal Year Ended July 31, 2012

Business, page 2

1.        We note your disclosure on page F-31 that during Fiscal 2012, the company completed three sales of uranium concentrates in the U.S. to two customers comprising the company's entire external revenue source. Please amend your Form 10-K to describe the material relationships with your customers including whether management believes your business is dependent upon any single customer. See Item 101(c)(1)(vi) and (vii) of Regulation S-K."

Company Response:

            We confirm, on behalf of the Company, that the Company has disclosed on pages 5, 59 and F-33 in its Form 10-K that the Company has one multi-year uranium sales contract requiring the delivery of a total 320,000 pounds of U3O8 over a three-year period starting in August 2011 for which the sales price is based on published market price indicators at the time of delivery. Two of the deliveries were completed under this contract in Fiscal 2012 and the third was completed in the spot market to another unrelated entity. The Company has no other material relationships with any other customers which would otherwise require it to provide for additional disclosure.

            Consistent with the Company's sales as described above, the Company disclosed on page 61 under Item 7A. Quantitative and Qualitative Disclosures About Market Risk and on page F-13 under Note 2: Summary of Significant Accounting Policies: Revenue Recognition that future sales of uranium concentrates are expected to generally occur under uranium supply agreements or through the uranium spot market.

            Buyers of uranium consist of four major groups, including U.S. and non-U.S. utilities, traders and producers, allowing for a broad range of opportunities for the Company to sell its uranium to many different market participants. The Company is therefore of the view that it is not dependent upon any single customer for its uranium sales which would otherwise require it to provide for additional disclosure.

            The Company is of the view that, given the above disclosure already included in its Form 10-K, there is sufficient disclosure such that any additional disclosure would not materially enhance an understanding of the Company's business taken as a whole in accordance with Item 101(c)(1) of Regulation S-K.

Commission Comment:

"2.        Also, given that you completed three individual sales of uranium in Fiscal 2012, please describe the extent to which your sales are seasonal in nature. See Item 101(c)(1)(v) of Regulation S-K."

Company Response:

            We confirm, on behalf of the Company, that the timing of the Company's sales is a business decision, largely dependent upon the Company's production output and its contractual commitments. The Company's sales of uranium are therefore not seasonal in nature, and the Company is of the view that this information, given the nature of its business, would not materially enhance an understanding of the Company's business taken as a whole in accordance with Item 101(c)(1) of Regulation S-K.

Commission Comment:

Business, page 5

"3.        We note your disclosure indicating that your Palangana mine has commenced production. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies with established mineral reserves may be termed development or production stage companies in filings with the United States Securities and Exchange Commission. Please revise your disclosure throughout such that investors understand that you are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing mineralized materials."

Company Response:

            We confirm, on behalf of the Company, that the Company understands the Commission's concerns about its disclosure indicating that commercial production has commenced at the Palangana Mine, but the Company strongly believes that its unique facts and circumstances support its accounting for and disclosure of its business.

            The Company has been very clear in its disclosures that it has not established proven and probable reserves ("2P Reserves") on any of its mineral properties. The Company has been very careful to capitalize acquisition-related costs only for its mineral projects under Mineral Rights and Properties on its consolidated balance sheet as it fully understands the bright-line test that the SEC considers in order to capitalize development costs (i.e. a company must have 2P Reserves).

            The Company has also been equally clear in its disclosures that it does not plan on establishing 2P Reserves for any of its mineral projects utilizing in-situ recovery ("ISR") mining, including the Palangana Mine and any future ISR projects that commence commercial production. The Company continues to incur certain costs at the Palangana Mine ($756,414 for Q3 2013 and year to date of $3,724,668 as disclosed in Note 5 of its Form 10-Q for the quarter ended April 30, 2013) which have been classified as exploration costs and therefore directly expensed given the Company's lack of 2P Reserves. However, the majority of these costs are related to further ongoing development of the currently producing Production Areas 1-3 and on-going costs to permit and develop Production Areas 4 and 5.

            ISR mining has been used in North America since the 1970's. The Company utilizes ISR mining for the Palangana Mine and intends to utilize ISR mining for its other projects where possible as a cornerstone of its business strategy. ISR mining involves leaving the ore body where it is in the ground, pumping solution into the ore body to dissolve the minerals and then pumping back up the pregnant solution to the surface for recovery of the minerals. Consequently, there is little surface disturbance and no tailings or waste rock generated. However, the ore body needs to be permeable for the liquids to move through and located such that they do not contaminate ground water away from the ore body. The Company's Chief Operating Officer worked for the previous owner of the Palangana Mine which was in production from the mid to late 1970's.

            The Company is of the view that its circumstances are unique versus other producers as follows:

    Without having 2P Reserves, the Company successfully completed the permitting process for the Palangana Mine through all regulatory authorities, primarily the Texas Commission on Environmental Quality, and with the mineral and surface rights from various landowners established, the Company was, and remains legally entitled to, extract uranium at the Palangana Mine and to process this uranium at the Hobson Processing Facility;

    As of the filing of the Form 10-K in October 2012, the Company was the only U.S.-domiciled, publicly-traded producer to bring a new U.S. uranium mine into commercial production in over seven years; and

    The Company does not plan to incur the additional costs to establish 2P Reserves from its current measured and indicated resources and inferred resources at the Palangana Mine, Goliad Project or for any other ISR project. The primary reason is due to the ISR process itself being a continuous sweep process that starts at one part of the ore body and progresses across the entire ore body. Only upon completion of the ISR well field mining process for the entire ore body is it possible to determine the actual percent recovery by ISR methods. A set of test ISR wells in a portion of the ore body does not provide sufficient information to establish expected ISR recovery at a level of knowledge to support feasibility level study, and therefore the definition of mineral reserves. In Kazakhstan, ISR uranium mining operations are mandated by the government to prove a certain level of recoverability in order to allow for commercial production on an entire property position, and that has required some companies to establish ISR operations and uranium recovery plants that have effectively operated in "test" mode for four to five years in order to establish an accurate average total uranium recovery. The level of ISR testing that would be required to establish a feasibility-level uranium recovery number is not feasible from an economic, technical or permitting perspective for the Company's comparatively smaller ISR-amenable uranium ore bodies in Texas. An important aspect of the economics of an ISR uranium ore body that is reflected in the declaration of reserves is the cost of well field groundwater restoration after mining. The time and costs to achieve restoration is deposit specific and is often estimated, but is best determined after the deposit hydro-geological and hydro-geochemical characteristics have been defined by mining the entire deposit.

            The Company recently completed a debt financing in July 2013. The terms and conditions of the $20 million facility include an interest rate of 8% on the drawn facility with a two-year term. The Company will use the proceeds of the facility for the development, operation and maintenance of the Hobson Processing Plant, Palangana Mine and Goliad Project and for working capital purposes. The Company believes that the fact that it was able to obtain a debt financing strongly supports that its investors consider the Company to be a production company, as an exploration company normally would not be able to secure a debt-based financing, and to revert back to disclosures of an exploration company would be potentially misleading.

            Accordingly, the Company believes that the facts as presented above provide support for its conclusion that it commenced commercial production in November 2010 and has been a producer of uranium since that time. The Company appreciates and respects the importance of the Commission's Industry Guide 7 as it relates to the capitalization of costs. However, the Company believes that its unique circumstances support its view that the Company has commenced commercial production, its planned principal operations, and to disclose otherwise would cause undue confusion to the Company's existing investors and potential new investors.

Commission Comment:

"4.        We note your disclosure regarding the pounds of uranium concentrate that have been extracted from your Palangana Mine and your Hobson Facility. In an appropriate location of your filing, please disclose the quantity and the grades associated with each of these numbers and the respective recovery rates. In this regard we reference the Instructions to Item 102 of Regulation S-K."

Company Response:

            We confirm, on behalf of the Company, that the Company proposes to revise its disclosure to fully address this comment on a prospective basis starting with its Form 10-K Annual Report filing for its fiscal year ended July 31, 2013.

Commission Comment:

"5.        In an appropriate location of your filing please disclose the production capacity and utilization of your Hobson Facility pursuant to the Instructions to Item 102 of Regulation S-K."

Company Response:

            We confirm, on behalf of the Company, that the Company proposes to revise its disclosure to fully address this comment on a prospective basis starting with its Form 10-K Annual Report filing for its fiscal year ended July 31, 2013.

Commission Comment:

"Properties, page 19

6.        For each of your properties please include a clear statement that the property is without proven or probable reserves pursuant to paragraph (b)(4)(i) of Industry Guide 7."

Company Response:

            We confirm, on behalf of the Company, that no proven and probable reserves have been established for any of the Company's mineral projects, including the Palangana Mine, which fact has been disclosed throughout the Company's Form 10-K as noted in comment 13 ("...We further note your disclosures on pages 11, 12, 32, 54, 59, F-10 and F-15 of your Form 10-K indicating that you have not yet established proven or probable reserves on any of your mineral properties."). In particular, the Company notes that on page 32 (one of the pages noted by the Commission in comment 13), under the second and final paragraph of the introductory section entitled "Mineral Exploration Projects" and immediately prior to the description of the Company's exploration projects, the Company states the following: "We plan to conduct exploration programs on these mineral exploration properties with the objective of determining the existence of economic concentrations of uranium. We have yet to establish any proven or probable reserves on any of these mineral exploration properties." (Emphasis added).

            The Company is of the view, given the above disclosure already included in its Form 10-K, that there is sufficient disclosure for investors to understand and conclude that the Company has not established proven and probable reserves on any of its mineral properties.

Commission Comment:

"7.        We note that you file technical reports on the www.sedar.com website. Please tell us if you are obligated to file these technical reports on this website and, if so, the basis for this obligation. Based on your response we may have additional comment."

Company Response:

            We confirm, on behalf of the Company, that the Company is a reporting issuer in all Provinces of Canada other than Quebec and is therefore subject to all applicable Canadian and Provincial securities laws. As a result, the Company is subject to the requirements of National Instrument 43-101 - "Standards of Disclosure for Mineral Projects", which requires, in accordance with Part 4 thereof, technical reports to be prepared and posted on SEDAR.

Commission Comment:

"Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

8.        Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your discussion should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. For example, your disclosure on Page 2 discusses falling energy prices. Your discussion should address such trends in the context of your business. Please provide revised disclosure in your amended filing. For guidance, please refer to SEC Release No. 33-8350 (2003)."

Company Response:

            We confirm, on behalf of the Company, that the Company proposes to revise its disclosure to fully address this comment on a prospective basis starting with its Form 10-K Annual Report filing for its fiscal year ended July 31, 2013.

Commission Comment:

"Results of Operations, for the Fiscal Years Ended July 31, 2012, 2011 and 2010, page 54

9.        Please expand your disclosure under each subheading to provide additional details about period-on-period changes in your results of operations. For example, we note that you have attributed your increasing expenses to the "substantial growth" of the company over the past three fiscal years. Your disclosure should describe what aspects of your activities were the main drivers of the increases in your expenses. Please note your Management's Discussion and Analysis should not be merely a restatement of financial statement information in a narrative form, but should provide an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters."

Company Response:

            We confirm, on behalf of the Company, that the Company proposes to revise its disclosure to fully address this comment on a prospective basis starting with its Form 10-K Annual Report filing for its fiscal year ended July 31, 2013.

Commission Comment:

"Liquidity and Capital Resources, page 57

10.      We note your disclosure on page 57 you expect to have sufficient funds to carry out your plan of operations for the next twelve months. However, given that you have planned development activities and that the future capital expenditures of the company are expected to be substantial, please quantify your planned expenditures on your various projects for the upcoming period and describe how you will meet these funding needs. Please note you should describe in this section the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements."

Company Response:

            We confirm, on behalf of the Company, that the Company proposes to revise its disclosure to fully address this comment on a prospective basis starting with its Form 10-K Annual Report filing for its fiscal year ended July 31, 2013.

Commission Comment:

"Executive Compensation, page 70

Compensation Discussion and Analysis, page 70

Compensation Elements and Rationale, page 71

11.     We note your disclosure on page 71 that you emphasize a "pay for performance" system when determining short and long-term compensation for your individuals NEOs. Please revise your compensation discussion and analysis to address how you determined to award each executive officer the amount of compensation that he or she actually received. For example, if the company used any specific performance target in awarding compensation, you should disclose the target, and describe whether the target was met and how your compensation committee considered this in determining the amount of compensation to award your NEOs. Your disclosure should provide this information for each element of compensation that was awarded based on performance, and it should provide investors with enough information to understand the material period-on-period changes in your compensation reflected in your Summary Compensation Table. See Items 402(b)(2)(v), (vii) and (ix) of Regulation S-K."

Company Response:

            We confirm, on behalf of the Company, that the Company has provided a more detailed discussion of the items of corporate performance that were taken into account to award compensation in Fiscal 2012 in the Company's proxy statement filed on EDGAR on June 7, 2013. Please refer to the attached Schedule A for those particulars.

            In addition, the Company proposes to include the additional disclosures in Items 402(b)(2)(v), (vii) and (ix) of Regulation S-K in its Form 10-K Annual Report filing for its fiscal year ended July 31, 2013.

Commission Comment:

"Base Salary, page 71

12.     We note that you have targeted your base salary and long-term incentive awards to be competitive within your peer group. Since you appear to benchmark your compensation, please revise to identify the companies in your peer group and describe the benchmark targets which you have used in order to arrive at the base salaries actually paid to your named executive officers, and where your actual payouts fell in relation to the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K."

Company Response:

            We confirm, on behalf of the Company, that the Company did not utilize any specific benchmarking to base, justify or provide a framework for its compensation decisions during Fiscal 2012. However, the Company performed an internal survey of compensation practices within the sector to provide a general framework for its compensation decisions and confirmed that its annual base salaries and long-term incentive programs aligned competitively with those of other companies within the sector.

            The Company also considered reports published by independent proxy advisory services, including Institutional Shareholder Services Inc. and Glass Lewis & Co., in relation to the Company's proxy materials to provide a framework for the Company's compensation decisions. These reports identified the Company as paying moderately less or median compensation relative to 36 comparable companies within the same industry and size, as selected by the independent proxy advisory services, and indicated that the Company had outperformed its peers overall.

            At the Company's annual meeting of shareholders held on July 24, 2013, the Company's executive compensation was approved by its shareholders, on a non-binding advisory basis. The Company has advised that it will consider any feedback from its shareholders as well as the advice of its independent compensation advisor as to whether specific benchmarking is appropriate and should be adopted to provide a framework for the Company's compensation decisions going forward.

            Given that the Company did not engage in benchmarking with respect to compensation for Fiscal 2012, the Company is of the view that no additional disclosure is required in this respect.

Commission Comment:

"Financial Statements, page F-4

Consolidated Statement of Operations and Comprehensive Loss, page F-5

13.     We note that your first reported sales of uranium concentrates and the related cost of sales and gross margin beginning in the first quarter of fiscal 2012 and that you also stopped presenting the exploration stage disclosures required by ASC 915 in your October 31, 2011 Form 10-Q. We further note your disclosures on pages 11, 12, 32, 54, 59, F-10 and F-15 of your Form 10-K indicating that you have not yet established proven or probable reserves on any of your mineral properties. Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue to be in the exploration stage and thus are an exploration stage company. We believe that your current presentation of sales of uranium concentrates with corresponding cost of sales and gross profit depicts your exploration stage operations as being in the production stage. Although inventory is recorded on your balance sheet, it appears you are not capitalizing other costs but instead expensing them as incurred (page F-10). Therefore, your mine cost of sales is not fully capturing depreciation, depletion or any other costs related to the sale of inventory. Please amend your Form 10-K to make the following revisions:

  Revise your consolidated financial statements to provide cumulative amounts since inception along with all other disclosures required by ASC 915.

  Obtain a revised audit report that opines on the cumulative period from inception.

  Revise your consolidated statement of operations to report all income and costs related to your exploration activities as Other Income, net in the operating expense section.

  Include footnote disclosure to quantify and describe the items comprising Other Income, net, along with a clear discussion of what is and is not included in the cost of sales component of this line item.

  Please provide us with draft changes to your filing in your response letter."

Company Response:

            We confirm, on behalf of the Company, that the Company provides for convenience the definition of Development Stage Entity under ASC 915: Development Stage Entities, as follows:

"An entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exists:

    Planned principal operations have not commenced.

    Planned principal operations have commenced, but there has been no significant revenue therefrom."

            We present, on behalf of the Company, the following facts about the Company's business and the commencement of commercial production at the Palangana Mine:

1.        in 2004, the Company began focusing on uranium projects in the United States and devoted substantially all of its efforts in establishing a new business, which was to become a producer of uranium;

2.        in December 2009, the Company acquired the Hobson Facility and the Palangana Mine located in the State of Texas. A year later during Fiscal 2011, and more precisely in November 2010, the Company commenced commercial production at the Palangana Mine, its first uranium mine, and thereby commenced its planned principal operations and established its new business as a producer of uranium;

3.        during Fiscal 2012 Q1, and more precisely in October 2011, the Company completed its first sale for 60,000 pounds of uranium concentrates and generated significant revenue from its planned principal operations of $3.1 million. During Fiscal 2012, the Company sold a total of 270,000 pounds of uranium concentrates, its only source of revenue, and generated total revenues of $13.8 million; and

4.        since the commencement of production in November 2010 to April 30, 2013, the Company's latest quarter end filing, the Company has sold 440,000 pounds of uranium concentrates produced solely from the Palangana Mine, generating cumulative revenues of $20.8 million (Fiscal 2011: Nil; Fiscal 2012: $13.8 million; Nine Months Ended April 30, 2013: $7.0 million) as the direct result of commencing commercial production and not as incidental income related to exploration and development activities.

            In reference to the definition of a Development Stage Entity pursuant to ASC 915, it was during Fiscal 2012 Q1 that the Company generated significant revenue from its planned principal operations by completing its first sale of uranium concentrates, with the other conditions (establishment of its new business as a producer of uranium and commencement of planned principal operations being commercial production) having been met in November 2010.

            Accordingly, as of Fiscal 2012 Q1, given that the Company no longer met the definition of a Development Stage Entity, the Company was no longer required to present the additional financial statement disclosures of a Development Stage Entity, including the presentation of cumulative amounts since inception for the consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows.

            The Company is also of the view that the presentation of revenues, cost of sales and gross profit is more relevant and more appropriate than the presentation of these transactions as other income since, in addition to no longer meeting the definition of a Development Stage Entity, the revenues being generated by the Company are solely from the sale of uranium concentrates produced from the Palangana Mine and are directly the result of commencing commercial production and neither incidental to nor the result of minerals encountered in the course of exploration or development activities.

            In addition, and in response to the specific bulleted comments above, please note the following:

Commission Comment:

  "Revise your consolidated financial statements to provide cumulative amounts since inception along with all other disclosures required by ASC 915."

Company Response:

            As detailed in the response above, the Company no longer meets the definition of a Development Stage Entity and is therefore not required to present the exploration stage disclosures required for a Development Stage Entity under ASC 915.

Commission Comment:

  "Obtain a revised audit report that opines on the cumulative period from inception."

Company Response:

            As detailed in the response above, the Company no longer meets the definition of a Development Stage Entity and is therefore not required to present the exploration stage disclosures required for a Development Stage Entity under ASC 915.

Commission Comment:

  "Revise your consolidated statement of operations to report all income and costs related to your exploration activities as Other Income, net in the operating expense section."

Company Response:

            As detailed in the response above, the Company no longer meets the definition of a Development Stage Entity and is therefore not required to present the exploration stage disclosures required for a Development Stage Entity under ASC 915.

Commission Comment:

  "Include footnote disclosure to quantify and describe the items comprising Other Income, net, along with a clear discussion of what is and is not included in the cost of sales component of this line item."

Company Response:

            As detailed in the response above, the Company no longer meets the definition of a Development Stage Entity and is therefore not required to present the exploration stage disclosures required for a Development Stage Entity under ASC 915.

Commission Comment:

  "Please provide us with draft changes to your filing in your response letter."

Company Response:

            This is not applicable based on the responses above.

Commission Comment:

"Notes to the Consolidated Financial Statements, page F-9

Note 2: Summary of Significant Accounting Policies, page F-9

Earnings (Loss) per Common Share, page F-13

14.     In future filings, please confirm to us that you will include disclosure of the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented as required by ASC 260-10-50-1(c). Also, provide us with the text of your proposed future disclosure in your response."

Company Response:

            We confirm, on behalf of the Company, that the Company will include in future filings disclosure of the securities that could potentially dilute basic EPS in the future excluded from the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented in accordance with ASC 260-10-50-1(c), substantially in the following form:

"NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Earnings (Loss) per Common Share

Basic earnings (loss) per share includes no potential dilution and is computed by dividing the earnings (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings (loss) of the Company. At July 31, 2013, a total of [to be determined] common shares (July 31, 2012: 1,633,253; July 31, 2011: 2,884,322) were potentially issuable on the exercise of share purchase warrants and stock options which were not included in the calculation of the weighted average number of shares outstanding because the effect is anti-dilutive."

Commission Comment:

            "We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

Company Response:

            We confirm, on behalf of the Company, that the Company has provided such written statement which is included herewith.

            On behalf of the Company we trust that each of the foregoing is clear and satisfactory in this matter; however, should the Commission have any further comments or questions please do not hesitate to contact the undersigned (at (604) 691-6839) or Thomas J. Deutsch (at (604) 691-7445) of our offices at any time.

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex
for McMillan LLP

Encl:       Company written statement

cc:          Company: Messrs. Amir Adnani (CEO) and Mark Katsumata (CFO)
cc.          Company auditor

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Schedule A

       The following is an extract from page 21 of the Company's proxy statement included in the Company's Definitive Schedule 14A filed with the Commission on June 7, 2013:

"Review of Senior Executive Officer Performance

       The Compensation Committee reviews, on an annual basis, the overall compensation package for our senior executive officers and evaluates executive officer performance relative to corporate goals. The Compensation Committee has the opportunity to meet with the senior executive officers at various times during the year, which assists the Compensation Committee in forming its own assessment of each individual's performance.

       In determining the compensation for the senior executive officers, the Compensation Committee considered compensation paid to other executive officers of other companies within the industry, the executive's performance in meeting goals, the complexity of the management position and the experience of the individual.

       When reviewing the executive's performance for the fiscal year ended July 31, 2012, the Compensation Committee took into consideration both individual and corporate performance levels.

       This year's executive performance targets were:

  successful ramp-up of production;

  advancement of the Company's projects;

  significant property acquisitions; and

  corporate performance.

       The following milestones were attained by the Company as a result of the success of the executives meeting their performance targets:

  achieved production ramp-up at Palangana, the Company's first ISR mine in South Texas; defined two new production areas bringing the total number of production areas at Palangana to five, with production areas 1 and 2 being online with uranium recovery; advanced permitting for production areas 3, 4 and 5;

  recorded first revenues of US$13.8 million from uranium sales for the fiscal year ended July 31, 2012;

  cleared the way for development and production at Goliad, the Company's second ISR mine in South Texas, with concurrence from the regional EPA on Goliad's aquifer exemption;

  completed a public offering of shares for gross proceeds of approximately $22.5 million;

  completed strategic acquisitions in South Texas, within close proximity to the Company's Hobson uranium processing facility, of the Burke Hollow project, a 17,510 acre uranium property located in eastern Bee County, and the Channen project, a 10,704 acre uranium property located in Goliad County;

  acquired the Yuty project, a 740,000 acre uranium property directly south of the Company's Coronel Oviedo project in the Republic of Paraguay;

  acquired the Slick Rock project, a 4,858 acre uranium property located in San Miguel County, Colorado;

  completed strategic acquisitions in Arizona of the Anderson project, a 7,581 acre uranium property located in Yavapai County, and the Workman Creek project, a 3,520 acre uranium property located in Gila County; verified and expanded the resource for both projects with the release of technical reports prepared in accordance with the provisions of National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators; and

  addition to the Russell 2000 and Russell 3000 indexes."

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